SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2004
                          -----------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25233
                                               ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Provident Bank 401(k) Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Provident Bancorp, Inc.
                               400 Rella Boulevard
                           Montebello, New York 10901

                                Berard & Donahue
                        CERTIFIED PUBLIC ACCOUNTANTS, PC
                                  120 ROUTE 59
                             SUFFERN, NEW YORK 10901
                                 32 BALL STREET
                           PORT JERVIS, NEW YORK 12771

DONALEE R. BERARD,C.P.A.                        Suffern      Tel:   845-357-5668
JOHN T. DONAHUE, C.P.A.                                       Fax:  845-357-5637
                                                Port Jervis  Tel:   845-856-5237
                                                              Fax:  845-856-5239





            Consent of Independent Registered Public Accounting Firm

To the Board of Trustees
Provident Bank 401(k) Plan
Montebello, New York 10901

     We consent to the incorporation by reference in the registration statement on Form S-8 of Provident Bank of our report dated February 28, 2005 with respect to the statements of net assets avaliable for plan benefits of Provident Bank 401(k) Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 2004 Annual report on Form 11-K of the Provident Bank 401(k) Plan.

Yours truly,

/s/ BERARD & DONAHUE, CPA'S PC
-----------------------------
BERARD & DONAHUE, CPA'S PC



June 24, 2005

                                 PROVIDENT BANK

                                   401(k) PLAN

                              FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                           PROVIDENT BANK 401(k) PLAN
                     YEARS ENDED DECEMBER 31, 2004 AND 2003



                                    CONTENTS
                                    --------
                                                                            Page

Independent Auditor's Report                                                 1

Statement of Net Assets Available for Plan Benefits                          2

Statement of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                            4 - 8

Supplemental Information:

         Schedule of Assets Held for Investment Purposes                    10

         Schedule of Reportable Transactions                                11

         Loans to Participants                                              12

                                Berard & Donahue
                        CERTIFIED PUBLIC ACCOUNTANTS, PC
                                  120 ROUTE 59
                             SUFFERN, NEW YORK 10901
                                 32 BALL STREET
                           PORT JERVIS, NEW YORK 12771

DONALEE R. BERARD,C.P.A.                        Suffern      Tel:   845-357-5668
JOHN T. DONAHUE, C.P.A.                                       Fax:  845-357-5637
                                                Port Jervis  Tel:   845-856-5237
                                                              Fax:  845-856-5239


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Provident Bank 401(k) Plan
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan's 2003 financial statements and, in our report dated March 9, 2004 (Restated November 1, 2004) we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2004 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules for the year ended December 31, 2004 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Berard & Donahue CPS's, PC
Suffern, New York
February 28, 2005

                           PROVIDENT BANK 401(k) PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2004 AND 2003


                                                                 2004                            2003
                                                             -------------                  --------------
ASSETS
    Deposits with investment fund companies                   $ 14,445,655                     $11,109,748
    Loans receivable - participants                                112,161                         121,950
    Contributions receivable                                           -                            27,584
    Cash                                                               -                            76,465
                                                             -------------                    ------------
    TOTAL ASSETS                                                14,557,816                      11,335,747
                                                             -------------                    ------------
LIABILITIES                                                            -                                -
                                                             -------------                    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $ 14,557,816                     $11,335,747
                                                             =============                    ============

See notes to financial statements

                           PROVIDENT BANK 401(k) PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                             2004                          2003
                                                                         -------------               ----------------
ADDITIONS:
    Investment income:
            Net appreciation in fair value of investments                 $   2,485,271               $     2,985,409
            Interest on participant loans                                        11,518                        10,928
                                                                          -------------              ----------------
                            Total investment income                           2,496,789                     2,996,337
                                                                          -------------              ----------------
    Contributions:
            Employer                                                            355,640                       253,860
            Employee                                                            967,696                       752,942
                                                                          -------------              ----------------
                             Total contributions                              1,323,336                     1,006,802
                                                                          -------------              ----------------
                                       TOTAL ADDITIONS                        3,820,125                     4,003,139
                                                                          -------------              ----------------
DEDUCTIONS:
    Distributions                                                               598,056                       534,823
                                                                          -------------              ----------------
                                        TOTAL DEDUCTIONS                        598,056                       534,823
                                                                          -------------              ----------------
                                            NET INCREASE                      3,222,069                     3,468,316

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                                                        11,335,747                     7,867,431
                                                                          -------------               ---------------
                                              END OF YEAR                 $  14,557,816                $   11,335,747
                                                                          =============               ===============

See notes to financial statements

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------

The financial statements of the Provident Bank, 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
-------------------------------------------
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation in the fair value of investments.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN
---------------------------

The following description of the Provident Bank, 401 (k) Plan has been extracted from the Plan agreement and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, which was established by Provident Bank, ("Employer") on August 1, 1991, is a defined contribution plan, which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after completion of six months of service. The Employer shall give each prospective eligible employee written notice of eligibility to participate in the Plan prior to the close of the Plan year in which the employee first becomes eligible.

For each Plan year, the employer shall contribute to the Plan:

     (a) The amount of the total salary reduction of all Participants made pursuant to Section 4.1 (a), which amount shall be deemed an Employee's elective contribution.

     (b) On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution will be a percentage of the pre-tax contributions to the Plan, up to a maximum of 3%, of the compensation the participant elects to defer for the Plan year. The matching contribution  percentage  is  determined  by the  Bank,  in  its  sole
          discretion.   The  Bank  may  modify  this  percentage,  as  it  deems
          necessary.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


2.   DESCRIPTION OF THE PLAN (Cont'd)
-------------------------------------

     (c) Each participant may elect to defer from 1% to 50% of his/her compensation which would have been received in the Plan year, but not for deferral election. A deferral election (or modification in an earlier election) may not be made with respect to compensation which is currently available on or before the date the participant executed such election or, if later, the latest of the date the Employer adopts this cash or deferred arrangement, or the date such arrangement first became effective.

The amount by which compensation is reduced shall be that participant's deferred compensation, to be treated as an employee contribution and allocated to that participant's elective account.

For  year  ending  December  31,  2004,  the  discretionary   matching  employer
contribution was 3% (50% of employee contribution, up to 6%), which consisted of 100% cash.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $13,000 in 2004 and $12,000 in 2003. Individuals age 50 or over were allowed to make additional contributions of $3,000 and $2,000 in 2004 and 2003, respectively. Annual compensation limit was $205,000 and $200,000 for 2004 and 2003, respectively.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her elective account, and will have a 100% vested interest in the Employer's matching contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the Employer's contributions on the basis of full years of service in accordance with the following schedule:

                           Years of                              Vested
                           Services                           Percentage
                           --------                           ----------

                         Less than 2                                0%
                      2 but less than 3                            50%
                      3 but less than 4                            75%
                         4 or more                                100%

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


2.   DESCRIPTION OF THE PLAN (Cont'd)
-------------------------------------

Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the "valuation date." If such securities were not traded on the "valuation date," or if the exchange on which they are traded was not open for business on the "valuation date," then the securities shall be valued at the prices at which they were last traded prior to the "valuation date." Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the "valuation date," which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant's normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Early retirement date - this Plan does not provide for a retirement date prior to normal retirement date.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

3.   TRANSACTIONS WITH RELATED PARTIES
--------------------------------------

The Plan has a non-interest bearing checking account with the Employer. Accounting fees and other administrative services are paid for by the Employer. Seventy percent of total assets available for plan benefits are held in Provident Bancorp, Inc. Common Stock.

4.   DEPOSITS WITH INVESTMENT COMPANIES
---------------------------------------

As of December 31, 2004 the plan's deposits represent investments in various mutual funds held in an account with Wright Investors. Northeast Retirement Services is the plan's record keeper. Circle Trust Company is the Custodian/Trustee. As of December 31, 2004, investments representing 5% or more of net assets available for benefits were:

                                                 Beg.of year       End of year
                                                Current Value     Current Value
                                                -------------     -------------
    Provident Bancorp, Inc. Common Stock -
               (Federal Corporation)            $6,907,590          $        -
    Provident Bancorp, Inc. Common Stock -
                        (Delaware Corporation)          -            10,261,926
    Federated Prime Cash Fund                     385,118               916,818


Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments.

5.  INCOME TAX STATUS
---------------------

The  Internal  Revenue  Service has  determined  that the Plan  qualifies  under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

6.   TERMINATION
-----------------

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


7.   INVESTMENT INCOME
----------------------

Investment Income consists of:

                                           2004              2003
                                           ----              ----
        Realized gains            $     207,087         $    136,084
        Unrealized gains              2,064,772            2,718,103
        Dividend income                 213,412              131,222
                                     ----------          -----------

                                    $ 2,485,271          $ 2,985,409
                                    ===========          ===========


8.  FORM 5500
-------------

IRS Form 5500, schedule H was reconciled to the audited financial statements as prepared.

                           PROVIDENT BANK 401(k) PLAN

                            SUPPLEMENTAL INFORMATION

                          YEAR ENDED DECEMBER 31, 2004

                           PROVIDENT BANK 401 (k) PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                          YEAR ENDED DECEMBER 31, 2004


Deposits with investment companies:                                        Beg. of Year                          End of Year
                                                                             Current                               Current
                                                                             Value                                  Value
                                                                      -------------------                   --------------------
    American Cash Management Trust                                     $       984,546                      $            -
    American Century International Growth                                      169,435                              221,387
    American Century Equity Income                                             294,506                              316,863
    American Century Strategic Allocation                                      310,849                              449,374
    American Century Ultra                                                          -                                85,791
    Federated Prime Cash Fund                                                  385,118                              916,818(1)
    Federated Max - Cap Fund                                                        -                                43,871
    Fidelity Advisor Growth and Income                                              -                               115,150
    Fidelity Advisor Mid-Cap Fund                                              299,443                              493,711
    Fidelity Advisor Equity-Income                                             268,499                              343,425
    Janus Advisor Capital Appreciation                                         385,135                                   -
    Neuberger Berman Genesis Fund                                              435,127                              651,599
    Provident Bancorp, Inc. Common Stock Fund - (Delaware Corp.)                    -                            10,261,926(1),(2)
    Provident Bancorp, Inc. Common Stock Fund - (Federal Corp.)              6,907,590                                   -
    Uninvested Cash                                                              1,242                                  877
    Wright Current Income                                                      134,454                              157,148
    Wright Major Blue Chip Equities                                            244,056                                   -
    Wright Total Return Bond                                                   289,748                              387,715
                                                                     -----------------                      ---------------
               Total deposits                                               11,109,748                           14,445,655

Employee 401(k) Holding Bank Account at Provident Bank                          76,465                                   -
Receivables: Employer Contributions                                             27,584                                   -
Receivables: Participant Loans                                                 121,950                              112,161
                                                                     -----------------                       --------------
        Total assets held for investment purposes                        $  11,335,747                        $  14,557,816
                                                                     =================                       ==============

(1)  Denotes 5% or greater of total assets avaliable for plan benefits.
(2)  Party-in-interest.

See notes to financial statements

                           PROVIDENT BANK 401 (k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 2004



PLAN TRANSACTIONS IN EXCESS OF 5%
---------------------------------
                                                                                                                    Current
                                                                   Date                 Cost                         Value
                                                               ----------             --------                      ---------
Provident Bancorp, Inc. Common Stock  -
              (Delaware Corporation) purchase                   1/14/2004           $    984,510                 $    984,510
                                                                                    -------------                ------------

                                                                                    $    984,510                 $    984,510
                                                                                    =============                =============

See notes to financial statements

                           PROVIDENT BANK 401 (k) PLAN
                              LOANS TO PARTICIPANTS
                                DECEMBER 31, 2004


 Provident Bank 401(k) Participant Loan balance as of December 31, 2004 was:

                                              Principal
                        Interest               Balance
                          Rate                12/31/04
                                             ----------

 Participant Loans        9.75%              $  112,161
                                             ==========

See notes to financial statements

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            PROVIDENT BANK 401(k) PLAN




Date:  June 24, 2005                        By:      /s/ Robert J. Sansky
                                                     -------------------------
                                            Name:    Robert J. Sansky
                                            Title:   Executive Vice President
                                                      and Regional President